

March 19, 2013

Via E-mail
Mr. Thomas C. Freyman
EVP, Finance & Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: Abbott Laboratories
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-02189

Dear Mr. Freyman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales, page 33

1. The table presented on page 33 shows the vascular product segment had a 7.9% decrease in sales from the prior year as a result of a 5.2% decrease in prices, 2.3% decrease related to exchange differences, and a 0.4% decrease due to volume. However, you indicate that the decrease in 2012 vascular product sales is partially due to the winding down of royalty and supply agreements. The effect of these agreements would appear to affect the volume component rather than the price component. Please provide proposed disclosure to be provided in future periodic reports to discuss the reason for the decrease in pricing related to your vascular product sales in 2012.

<u>Reports of Independent Registered Public Accounting Firm, page 88</u>

2. Please have Deloitte & Touche LLP explain to us why their report refers to the "auditing standards" instead of "the standards" of the PCAOB and how their report complies with paragraph 3 of PCAOB Auditing Standard No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant